File number 76451.1	Direct line 604.647.4149	email closie@boughton.ca

March 20, 2007

FILED ON EDGAR

United States Securities and Exchange Commission
100 F Street NE
Washington, D.C., 20549

Attention: David Burton

Dear Mr. Burton:

Re:	Salamon Group, Inc.
Item 4.01 Form 8-K/A#3
Filed January 10, 2007
File No. 0-50530

We are the Canadian solicitors of Salamon Group, Inc. (the “Company”) and have been instructed to respond to your letter of January 12, 2007. The paragraph numbers below correspond to those in your letter of January 12, 2007.

1.

RESPONSE: We have arranged to file on EDGAR an Amended Form 8-K/A # 4 together with the consent letter from the Company’s former auditor (copies attached). The Company is still in the process of engaging the new auditor, and will file a separate Form 8-K disclosing the new auditor, including the information required by Item 304(a)(2) of Regulation S-B.

2.	RESPONSE: The Company has filed Amended Form 8-K/A # 3, which now includes the required consent letter from the Company’s former auditor as Exhibit 16.1.

3.

RESPONSE: Since the date of your letter, the Company has filed an Amended Form 10-QSB for the interim period ended September 30, 2006, which now states that the financial statements for this period have not been reviewed by an auditor pursuant to SAS 100. The Company is in the process of engaging a new auditor. We have been advised by the Company that it will engage the new auditor to review the Amended Form 10-QSB and the interim financial statements therein in accordance with Item 310(b) of Regulation S-B. We acknowledge your comment that in order for the new auditor to issue a review report on the Amended Form 10-QSB, the new auditor must first re-audit the Company’s financial statements for the year ended December 31, 2005. The Company will engage the new auditor to do so. In the new Amended Form 10- QSB as reviewed by the new auditor, the statement regarding the termination of the former auditor will be deleted and revised to reflect that the former auditor resigned on November 16, 2006. With this change, the disclosure regarding the former auditor in the Amended Form 10-QSB and the Amended Form 8-K will be consistent.

4.

RESPONSE: When the Company engages a new auditor, it will, in its Form 8- K, identify the firm name, the date of the engagement, and will disclose the information required by Item 304(a)(2) of Regulation S-B.

We are also attaching a letter from the Company acknowledging the matters set out in your December 8, 2006 letter, as requested.

Yours truly,

BOUGHTON LAW CORPORATION
by Claudia L. Losie Law Corporation

“Rosann Youck”

For:
Claudia L. Losie

CLL/RY
Enclosure
cc Salamon Group, Inc., Attn: John Salamon